FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month May 2022 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On May 3, 2022, the Registrant announced Standard & Poor’s Ma’alot (an
Israeli rating company which is fully owned by S&P Global Ratings) has completed its annual rating review for the registrant and upgraded corporate credit rating and bonds series G rating to “ilAA“/ stable.

Tower Semiconductor Ltd.

May 3, 2022

Research Update

Rating Raised To 'ilAA' On Continued Growth In Operations; Outlook Stable

Primary Credit Analyst:
Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Additional Contact:
Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on May 3, 2022, the Hebrew version shall apply.

1 | May 3, 2022	Research Update

Tower Semiconductor Ltd.

Research Update

Rating Raised To 'ilAA' On Continued Growth In Operations; Outlook Stable

Rating Action Overview

•
Tower Semiconductor Ltd. ("Tower" or "the Company”)’s revenues and income grew sharply in 2021 due to an increase in products sold alongside an increase in product prices (especially in the second half of the year). The Company's growth trend in the last two years is supported by increased demand for 8”- and 12”-chip-based products.

•
The Company recently announced an agreement under which Intel will acquire it for about $5.4 billion in cash. We estimate that with the completion of the terms of the transaction in the coming year, Tower's chip production capacity will significantly increase due to synergy with Intel's plants.

•
In our opinion, the expected increase in the Company's utilization rates, partly due to the construction of a new plant in Italy, and given the significant growth potential following the completion of the acquisition by Intel in the coming year, alongside increasing demand for 8” and 12" chips, materially strengthen Tower’s business risk profile.

•	Thus, on May 3, 2022, we raised our rating on Tower Semiconductor Ltd. and on its bond series (bond G) to 'ilAA' from 'ilAA-'.

•
The stable outlook reflects our assessment that the Company will maintain its competitive position in the analog chip market and strong liquidity in the medium term. We also expect the Company to continue improving its facilities’ utilization rates. We expect the Company to maintain an adjusted gross debt to EBITDA ratio below 1.5x, commensurate with the current rating.

Rating Action Rationale

Tower's upgrade is mainly due to the continued growth in its operations. In 2021, the Company's revenue grew by about 19.2% to about $1.5 billion, due to an increase in products sold and in product prices, especially in the second half of the year. The increase in products sold was mainly the result of higher utilization rates in the Company’s plants, e.g. the expansion of the Uozu facility in Japan.

Accordingly, the Company's adjusted EBITDA grew by about 32% to about $470 million. At the same time, the Company's adjusted debt decreased to about $315 million due to the repayment of Series G bond maturities. As a result, the Company’s gross debt to EBITDA in 2021 was about 0.7x, compared with about 1.1x in 2020.

2 | May 3, 2022	www.maalot.co.il

Tower Semiconductor Ltd.

We expect continued utilizataion improvement in the Company’s facilities in the next two years, and material growth potential when the acquisition by Intel is completed. In 2021, Tower signed a partnership agreement with ST Microelectronics S.r.l to establish a 12” chip plant in Italy. The plant is under construction, and upon opening, Tower will use one-third of its area to produce 12” chips using its machines. In addition, we estimate that the completion of the acquisition by Intel will have extensive impact on Tower's production capacity, as we believe cooperation between the two companies, given the size and deployment of Intel's plants worldwide, will allow Tower to significantly increase its utilization rates and expand its product range, to better meet the growing market demand for 8” and 12" chips.

We also assume that the Company will continue supporting growth in upcoming years, and therefore will refrain from distributing dividends in the short term. As a result, we expect adjusted gross debt to EBITDA to be in the 0.5x-1.0x range in the next two years.

Outlook

The stable outlook reflects our assessment that the Company will maintain its competitive position in the analog chip market and strong liquidity in the medium term. We also expect the Company to continue improving its facilities’ utilization rates. We expect the Company to maintain an adjusted gross debt to EBITDA ratio below 1.5x, commensurate with the current rating.

Downside Scenario

We may lower the rating if the Company’s competitive position is undermined. This could happen if market conditions worsen, leading to lower utilization rates in the Company’s facilities and to a continued or material decline in profitability. The rating will also come under pressure if the Company consistently fails to generate free positive cash flows and if its adjusted gross debt to EBITDA exceeds 1.5x.

Upside Scenario

We may consider a positive rating action if Tower’s business risk profile materially improves, as reflected, among other things, by a higher market share, materially improved profitability, wider geographical spread of its plants, and a wider clientele base and product variety compared with peers.

Company Description

Tower Semiconductor Ltd. is an Israeli manufacturer of semiconductors and integrated circuits (“chips”). It is a pure-play foundry, i.e. focused on production according to clients’ or third parties’ specifications. Chips produced by the Company are embedded in a wide variety of products in various markets, including electronic consumer products, personal computers, communication products, auto products, industrial products and medical products. Tower also provides engineering support services and complimentary manufacturing services. The Company produces in eight facilities located in Israel, U.S.A., Japan and Italy.

3 | May 3, 2022	www.maalot.co.il

Tower Semiconductor Ltd.

Base Case Scenario

Our base case scenario is underpinned by the following assumptions:

•
An increase of about 10% in revenues in 2022 due to higher utilization rates in the Company's facilities and the opening of the new plant in Italy, and due to a higher selling price thanks to increased demand for chips in general and for the Company's products in particular.

•	Adjusted EBITDA margin of about 36%-37% in 2022-2023.

•	Capital expenditure on maintenance and new investments of about $300 million in 2022.

•	Following the acquisition by Intel, we assume no acquisitions will be made in the near- to medium term.

•	No dividend distribution.

We are taking into account gross debt without deducting cash.

Key Metrics
Financial Metric	2021A	2022E	2023E
Debt/EBITDA	0.7x	0.5x-1.0x	0.5x-1.0x
FFO/debt	145.1%	160%-170%	200%-210%

A - actual. E – Estimate. FFO – funds from operations.

Liquidity

According to our criteria, the Company’s liquidity is “strong”. We estimate that the ratio between the Company’s sources and uses will exceed 1.5x in the next 12-24 months. This assessment mainly reflects expected operating cash flow and the Company's cash and liquid investment balance, which are sufficient to support its investment and working capital needs. We note that the Company has a large share of liquid and available assets to finance its debt maturities in the next two years. In addition, the Company intends to avoid distributing dividends in the medium term in accordance with its organic-growth-oriented strategy.

In our base-case scenario we estimate the Company's main sources in the 12 months starting January 1, 2021, to be as follows:

•	Cash and liquid investments of about $765 million.

4 | May 3, 2022	www.maalot.co.il

Tower Semiconductor Ltd.

•	Cash FFO of about $500 million - $550 million.

Our assumptions regarding the Company’s main uses for this period are:

•	Series G bond maturities of about $43 million.

•	Capital expenditure (capex) of about $300 million.

Covenant Analysis

We expect the Company to maintain sufficient headroom (over 30%) on all financial covenants. According to the terms of its bond series, the Company must maintain a net financial debt to EBITDA ratio of up to 2.5x and equity of at least $850 million.

Environmental, Social, And Governance

ESG Credit Indicators: E-2, S-2, G-2

ESG factors have an overall neutral influence on our credit analysis of Tower Semiconductor Ltd.

Issue Ratings--Subordination Risk Analysis Capital structure

As of December 31, 2012, Tower's capital structure included unsecured senior bonds amounting to about $64 million issued by the Company and bank loans to TPSCo amounting to about $96 million.

Analytical conclusions

We rate Tower’s debt at ‘ilAA’, identical to the issuer rating, as we believe the subordination risk in its capital structure is negligible.

Modifiers

Diversification/portfolio effect: Neutral
Capital structure: Neutral
Liquidity: Neutral
Financial policy: Neutral
Management and governance: Neutral
Comparable ratings analysis: Positive

Related Criteria And Research

•	Principles Of Credit Ratings, February 16, 2011

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Industry Risk, November 19, 2013

5 | May 3, 2022	www.maalot.co.il

Tower Semiconductor Ltd.

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Corporate Methodology, November 19, 2013

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Reflecting Subordination Risk In Corporate issue Ratings, March 28, 2018

•	Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•	Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Group Rating Methodology, July 1, 2019

•	Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021

•	S&P Global Ratings Definitions, November 10, 2021

Ratings List

Tower Semiconductor Ltd.	Rating	Date when the rating was first published	Last date when the rating was updated
Issuer rating(s)
Long term	ilAA/Stable	09/05/2016	03/05/2021

Issue rating(s)
Senior Unsecured Debt
Series G	ilAA	31/05/2016	03/05/2021

Issuer Credit Rating history
Long term
May 03, 2022	ilAA/Stable
April 30, 2018	ilAA-/Stable
May 10 ,2017	ilA+/Stable
May 09 ,2016	ilA/Stable

Additional details
Time of the event	03/05/2022 09:40
Time when the event was learned of	03/05/2022 09:40
Rating requested by	Issuer

6 | May 3, 2022	www.maalot.co.il

Tower Semiconductor Ltd.

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7 | May 3, 2022	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 3, 2022	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary